September 5, 2019

Brian Dow
Chief Financial Officer
Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, CA 94545

       Re: Pulse Biosciences, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed March 14, 2019
           Form 10-Q for the Quarterly Period Ended June 30, 2019
           Filed August 8, 2019
           File No. 001-37744

Dear Mr. Dow:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Item 6. Exhibits
Exhibits 31.1 and 31.2, page 55

1. We note that the certifications provided do not include the language relating your internal control over financial reporting in paragraph 4 and do not include paragraph 4(b) in its entirety, although you are now beyond the transition period that allows this omission.
      Please amend the filing to provide revised certifications that include the required information. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer to
      Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the period ended March 31, 2019.
 Brian Dow
Pulse Biosciences, Inc.
September 5, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tara Harkins at (202)-551-3639 or Martin James, Senior Assistant
Chief Accountant, at (202)-551-3671 with any questions.



FirstName LastNameBrian Dow                               Sincerely,
Comapany NamePulse Biosciences, Inc.
                                                          Division of
Corporation Finance
September 5, 2019 Page 2                                  Office of Electronics
and Machinery
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